Exhibit 99.1

Fuling Global Inc. Reports First Half of 2018 Financial Results

ALLENTOWN, PA., Sept. 28, 2018 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the six months ended June 30, 2018. Revenues increased by 18.0% to $67.11 million for the first half of 2018 from $56.88 million for the same period of last year, primarily due increased sales volume.

	For the Six Months Ended June 30,
($ millions, except per share data)	2018	2017	% Change
Revenues	$67.11	$56.88	18.0%
Gross profit	$10.43	$11.37	-8.3%
Gross margin	15.5%	20.0%	-4.5 percentage points
Operating income	$1.17	$3.42	-66.0%
Operating margin	1.7%	6.0%	-4.3 percentage points
Net income attributable to Fuling Global	$0.37	$2.90	-87.3%
Diluted earnings per share	$0.02	$0.18	-87.3%

●	Total sales volume increased by 17.0% to 25,654 tons for the first half of 2018 from 21,934 tons for the same period of last year. The increase in sales volume was across all product categories. Blended average selling price (“ASP”) also increased by 0.9% to $2.62 per kilogram for the first half of 2018 from $2.59 per kilogram for the same period of last year.

●	Gross profit decreased by 8.3% to $10.43 million for the first half of 2018 from $11.37 million for the same period of last year. Gross margin decreased by 4.5 percentage points to 15.5% for the first half of 2018 from 20.0% for the same period of last year. The decrease in gross margin was primarily due to increase in the price of raw materials, particularly polypropylene and Polyethylene Terephthalate (“PET”), as oil prices increased significantly in the first half of 2018.

●	Net income attributable to Fuling Global was $0.37 million, or $0.02 per basic and diluted share, for the first half of 2018, compared to $2.90 million, or $0.18 per basic and diluted share, for the same period of last year. The decrease in net income attributable to Fuling Global was mainly due to decreased gross profit as well as increased operating expenses and interest expenses.

Mr. Xinfu Hu, Chief Executive Officer of the Company, commented, “We continued to see solid growth in sales volume across all product categories that led to an 18% year-over-year increase in total revenues, highlighting continuing order strength for our business. However, margins and profitability decreased due to increase in unit cost of materials, which we were not able to fully pass over to our customers.”

Ms. Guilan Jiang, Chairwoman of the Company, further commented, “We have a strategic plan for 2018 and beyond that includes continuing investment for capacity expansion, stringent cost control, and heightened marketing effort in key markets including the U.S. and China. Despite uncertainties in marketing factors such as price volatilities for both raw materials and our products that may affect our short-term financial performance, we believe that our market position is stronger than ever and well positioned for delivering long-term returns for our shareholders.”

First Half of 2018 Financial Results

Revenues

For the first half of 2018, total revenues increased by $10.23 million, or 18.0%, to $67.11 million from $56.88 million for the same period of last year. The increase in total revenues was primarily due to increase in overall sales volume.

Overall sales volume increased by 3,720 tons, or 17.0%, to 25,654 tons for the first half of 2018 from 21,934 tons for the same period of last year. The increase in sales volume was across all product categories. Sales volume of cutlery increased by 1,344 tons, or 10.5%, to 14,116 tons for the first half of 2018 from 12,772 tons for the same period of last year. Sales volume of straws increased by 1,538 tons, or 54.6%, to 4,355 tons for the first half of 2018 from 2,817 tons for same period of last year. Sales volume of cups and plates increased by 364 tons, or 7.6%, to 5,133 tons for the first half of 2018 from 4,769 tons for the same period of prior year. Sales volume of other products increased by 474 tons, or 30.1%, to 2,050 tons for the first half of 2018 from 1,576 tons for the same period of last year.

Blended ASP increased by $0.02 per kilogram, or 0.9%, to $2.62 per kilogram for the first half of 2018 from $2.59 per kilogram for the same period of last year. The increase in blended ASP was mainly related to cutlery and cups and plates and partially offset by decrease in ASP for straws and other products. ASP of cutlery increased by $0.21 per kilogram, or 9.9%, to $2.35 per kilogram for the first half of 2018 from $2.14 per kilogram for the same period of last year. ASP of straws decreased by $0.71 per kilogram, or 22.1%, to $2.51 per kilogram for the first half of 2018 from $3.22 per kilogram for the same period of last year. ASP of cups and plates increased by $0.20 per kilogram, or 6.0%, to $3.49 per kilogram for the first half of 2018 from $3.29 per kilogram for the same period of last year. ASP of other products decreased by $0.56 per kilogram, or 18.5%, to $2.47 per kilogram for the first half of 2018 from $3.03 per kilogram for the same period of last year.

The increase in revenues was across all product categories. Revenues from cutlery sales increased by $5.88 million, or 21.5%, to $33.22 million for the first half of 2018 from $27.34 million for the same period of last year. Revenues from straws sales increased by $1.85 million, or 20.4%, to $10.92 million for the first half of 2018 from $9.06 million for the same period of last year. Revenues from cups and plates sales increased by $2.21 million, or 14.1%, to $17.91 million for the first half of 2018 from $15.70 million for the same period of last year. Revenues from other products sales increased by $0.29 million, or 6.0%, to $5.07 million for the first half of 2018 from $4.78 million for the same period of last year. Cutlery, straws, cups and plates, and other products accounted for 49.5%, 16.3%, 26.7%, and 7.5% of total revenues for the first half of 2018, compared to 48.1%, 15.9%, 27.6%, and 8.4% for the same period of last year, respectively.

	For the Six Months Ended June 30,
	2018		2017		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
Cutlery	$33,222	49.5%	$27,341	48.1%	$5,881	21.5%
Straws	10,917	16.3%	9,064	15.9%	1,853	20.4%
Cups and plates	17,910	26.7%	15,702	27.6%	2,209	14.1%
Others	5,065	7.5%	4,778	8.4%	287	6.0%
Total	$67,115	100.0%	$56,885	100.0%	$10,230	18.0%

On a geographical basis, sales in the U.S., Fuling Global’s largest market, increased by $7.40 million, or 14.9%, to $57.02 million for the first half of 2018 from $49.63 million for the same period of last year. Sales in China, our second largest market, increased by $1.69 million, or 47.4%, to $5.26 million for the first half of 2018 from $3.57 million for the same period of last year. Sales in Europe decreased by $0.15 million, or 7.5%, to $1.89 million for the first half of 2018 from $2.05 million for the same period of last year. Sales in other countries increased by $1.29 million, or 78.8%, to $2.94 million for the first half of 2018 from $1.64 million for the same period of last year.

	For the Six Months Ended June 30,
	2018		2017		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
U.S.	$57,024	85.0%	$49,626	87.2%	$7,398	14.9%
Europe	1,893	2.8%	2,047	3.6%	(154)	-7.5%
China	5,263	7.8%	3,571	6.3%	1,692	47.4%
Others	2,935	4.4%	1,641	2.9%	1,293	78.8%
Total	$67,115	100.0%	$56,885	100.0%	$10,230	18.0%

Gross profit

Total cost of goods sold increased by $11.17 million, or 24.5%, to $56.68 million for the first half of 2018 from $45.51 million for the same period of last year. The increase was mainly due to increased sale volume as well as higher unit price of raw materials, particularly Polypropylene and polyethylene terephthalate.

Gross profit decreased by $0.94 million, or 8.3%, to $10.43 million for the first half of 2018 from $11.37 million for the same period of last year. Gross margin was 15.5% the first half of 2018, compared to 20.0% for the same period of last year.

Operating income

Selling expenses increased by $0.89 million, or 28.4%, to $4.02 million for the first half of 2018 from $3.13 million for the same period of last year. As a percentage of sales, selling expenses were 6.0% in the first half of 2018, compared to 5.5% in the same period of last year. General and administrative expenses increased by $0.12 million, or 3.3%, to $3.80 million for the first half of 2018 from $3.68 million for the same period of last year. As a percentage of sales, general and administrative expenses were 5.7% in the first half of 2018, compared to 6.5% in the same period of last year. Research and development expenses increased by $0.31 million, or 27.2%, to $1.45 million for the first half of 2018 from $1.14 million for the same period of last year. As a percentage of sales, research and development expenses were 2.2% in the first half of 2018, compared to 2.0% in the same period of last year. We expect research and development expenses in the second half of 2018 to stay at the current levels as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

As a result, total operating expenses increased by $1.32 million, or 16.6%, to $9.27 million for the first half of 2018 from $7.95 million for the same period of last year.

Operating income decreased by $2.26 million, or 66.0%, to $1.17 million for the first half of 2018 from $3.42 million for the same period of last year. Operating margin was 1.7% for the first half of 2018, compared to 6.0% for the same period of last year. The decrease in operating margin was primarily due to decrease in gross margin as well as increase in operating expenses as a percentage of sales.

Income before income taxes

Total net other expense, which includes interest income and expenses, subsidy income and other non-operating income and expenses, was $0.71 million for the first half of 2018, compared to total net other income of $0.16 million for the same period of last year. The difference was mainly due to decreased subsidy income as well as increased interest expense in the first half of 2018.

Income before income taxes decreased by $3.13 million, or 87.2%, to $0.46 million for the first half of 2018 from $3.59 million for the same period of last year. The decrease was a result of decreased gross profit as well as increased operating expenses and other expenses in the first half of 2018.

Provision for income taxes was $0.07 million for the first half of 2018, compared to $0.64 million for the same period of last year.

Net income

Net income decreased by $2.56 million, or 87.1%, to $0.38 million for the first half of 2018 from $2.94 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global decreased by $2.53 million, or 87.3%, to $0.37 million for the first half of 2018 from $2.90 million for the same period of last year.

Basic and diluted earnings per share were $0.02 for the first half of 2018, compared to $0.18 for the same period of last year. The decrease in earnings per share was mainly due to decrease in net income as results of increased operating expenses and other expenses as well as decreased gross profit in the first half of 2018.

Financial Condition

As of June 30, 2018, the Company had cash and cash equivalents and restricted cash of $3.82 million and $1.77 million, respectively, compared to $4.12 million and $4.37 million, respectively, at the end of 2017. Short-term borrowing and bank notes payable were $30.15 million and $2.95 million, respectively, as of June 30, 2018, compared to $29.70 million and $5.04 million, respectively, at the end of 2017. Long-term borrowing was $4.10 million as of June 30, 2018, compared to $1.80 million at the end of 2017.

Net cash provided by operating activities was $0.71 million for the first half of 2018, compared to $1.47 million for the same period of last year. Net cash used in investing activities was $8.26 million for the first half of 2018, compared to $4.69 million for the same period of last year. Net cash provided by financing activities was $7.13 million for the first half of 2018, compared to $1.18 million for the same period of last year.

About Fuling Global Inc.

Fuling Global Inc. (“Fuling Global”) is a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company’s plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s annual report and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070 x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2018	December 31, 2017
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$3,818,056	$4,122,394
Restricted cash	1,767,699	4,366,891
Certificates of deposit	-	105,707
Accounts receivable, net	23,770,559	23,911,326
Advances to supplier, net	1,238,685	612,655
Inventories, net	21,896,258	20,775,035
Security deposits for sale leaseback	-	771,814
Prepaid expenses and other current assets	2,089,312	2,347,300
Total Current Assets	54,580,569	57,013,122

Property, plant and equipment, net	52,501,913	48,478,612
Intangible assets, net	9,614,973	9,878,594
Prepayments for construction and equipment purchases	1,391,579	527,568
Security deposits for sale leaseback - long term	1,653,292	543,996
Other assets	398,457	287,741
Total Assets	$120,140,783	$116,729,633

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short term borrowings	$30,148,692	$29,696,842
Bank notes payable	2,945,417	5,035,849
Advances from customers	425,049	588,143
Accounts payable	14,675,587	14,175,530
Accrued and other liabilities	2,290,695	2,933,015
Other payable - sale leaseback	2,959,972	2,755,931
Taxes payable	185,377	289,804
Deferred gains	372,471	87,605
Total Current Liabilities	54,003,260	55,562,719

Long term payable - sale leaseback	4,219,310	1,371,359
Long term borrowings	4,099,570	1,801,887
Total Liabilities	62,322,140	58,735,965

Commitments and contingencies

Shareholders’ Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,780,205 shares issued and outstanding as of June 30, 2018 and December 31, 2017	15,781	15,781
Additional paid in capital	29,962,362	29,904,285
Statutory reserve	4,679,861	4,617,039
Retained earnings	22,960,005	22,654,848
Accumulated other comprehensive income	34,572	651,597
Total Fuling Global Inc.’s equity	57,652,581	57,843,550

Non-controlling interest	166,062	150,118
Total Shareholders’ Equity	57,818,643	57,993,668

Total Liabilities and Shareholders’ Equity	$120,140,783	$116,729,633

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the Six Months Ended June 30,
	2018	2017

Revenues	$67,114,936	$56,884,747
Cost of goods sold	56,680,917	45,512,711
Gross Profit	10,434,019	11,372,036

Operating Expenses
Selling expenses	4,022,978	3,126,131
General and administrative expenses	3,797,173	3,680,503
Research and development expenses	1,448,730	1,142,701
Total operating expenses	9,268,881	7,949,335

Income from Operations	1,165,138	3,422,701

Other Income (Expense):
Interest income	24,071	12,739
Interest expense	(877,165)	(473,429)
Subsidy income	13,353	604,185
Foreign currency transaction gain (loss)	16,690	(112,943)
Other income, net	113,479	133,027
Total other income (expense), net	(709,572)	163,579

Income Before Income Taxes	455,566	3,586,280

Provision for Income Taxes	71,643	642,800

Net Income	$383,923	$2,943,480

Less: net income attributable to non-controlling interest	15,944	46,118

Net income attributable to Fuling Global Inc.	$367,979	$2,897,362

Other Comprehensive Income (Loss)
Foreign currency translation income (loss)	(617,025)	879,540
Comprehensive income (loss) attributable to Fuling Global Inc.	$(249,046)	$3,776,902

Earnings per share
Basic and diluted	$0.02	$0.18

Weighted average number of shares
Basic and diluted	15,780,205	15,756,500

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$383,923	$2,943,480
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	58,077	23,705
Depreciation and amortization	2,703,536	1,687,155
Bad debt provisions (recovery)	(23,180)	34,174
Unrealized losses	1,829	10,006
Inventory reserve	36,034	36,309
Gain on disposal of fixed assets	6,818	70,027
Changes in operating assets:
Accounts receivable	(116,266)	961,264
Advances to suppliers	(602,049)	(342,192)
Inventories	(1,428,318)	1,567,315
Other assets	104,598	198,146
Security deposit for sale leaseback	(373,498)	(514,917)
Changes in operating liabilities:
Accounts payable	565,733	(3,104,839)
Advance from customers	(158,663)	(141,695)
Deferred gains	297,635	(1,228,802)
Taxes payable	(110,499)	(320,375)
Accrued and other liabilities	(633,404)	(412,896)
Net cash provided by operating activities	712,306	1,465,865

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,249,745)	(544,086)
Additions to construction in progress	(5,766,494)	(4,145,718)
Cash receipts from disposal property and equipment	-	13,125
Cash increase (decrease) in certificates of deposit	108,064	(748,697)
Cash (decrease) increase in prepayments for construction and equipment purchase	(1,351,474)	730,815
Purchase of intangible assets	(2,047)	-
Net cash used in investing activities	(8,261,696)	(4,694,561)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	17,933,236	10,059,805
Repayments of short-term borrowings	(16,992,166)	(11,484,507)
Proceeds from long-term borrowings	2,399,228	587,667
Proceeds from bank notes payable	3,061,836	3,270,048
Repayments of bank notes payable	(5,148,108)	(2,582,752)
Repayments of loans from related parties	2,758	(53,621)
Proceeds from other payable - sale leaseback	6,012,612	2,790,345
Repayments of other payable - sale leaseback	(2,768,860)	(1,093,236)
Change in restricted cash	2,628,630	(313,034)
Net cash provided by financing activities	7,129,166	1,180,715

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	115,886	84,824

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(304,338)	(1,963,157)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	4,122,394	4,009,784

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$3,818,056	$2,046,627

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$632,067	$425,543
Income tax paid	$242,365	$754,331
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$40,033	$15,289,807
Transfer from accounts payable to fixed assets	$151,698	$912,059
Transfer from advance payments to fixed assets	$-	$504,644